UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2 Foivis Street,
Glyfada 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of a press release of Dynagas LNG Partners LP (the "Partnership") dated September 12, 2014 announcing the date for the Partnership's Annual General Meeting of Limited Partners.

Attached hereto as Exhibit 99.2 is the notice of the Annual General Meeting, the Proxy Statement and the Proxy Card for the Annual General Meeting of Limited Partners, which will be held on October 23, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(registrant)

Dated: September 12, 2014	By:	/s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer

Exhibit 99.1

Dynagas LNG Partners LP Announces Date for its 2014 Annual General Meeting of Limited Partners

ATHENS, Greece – September 12, 2014 – Dynagas LNG Partners LP ("Dynagas Partners" or the "Partnership") (NASDAQ: DLNG) announced that its Board of Directors (the "Board") has scheduled the Partnership's 2014 Annual General Meeting of Limited Partners (the "Meeting") to be held on October 23, 2014 at 4:00 p.m., local time, at the Partnership's executive offices at 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, Greece.  The Board has fixed a record date of September 2, 2014 for the determination of the Limited Partners entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The Partnership's Notice of the Meeting and Proxy Statement were furnished to the Securities and Exchange Commission (the "Commission") on September 12, 2014, and are available on the Commission's website at www.sec.gov.  The Notice of the Meeting and Proxy Statement and the Partnership's 2013 Annual Report are also available on the Partnership's website at www.dynagaspartners.com.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Partnership with the Securities and Exchange Commission.

Contact Information:

Dynagas LNG Partners LP
97 Poseidonos Avenue & 2 Foivis Street
Glyfada, 16674
Greece
Attention: Michael Gregos
Telephone: (011) 30 210 8917260
 Email: management@dynagaspartners.com

Exhibit 99.2

TO THE LIMITED PARTNERS OF DYNAGAS LNG PARTNERS LP
 SEPTEMBER 12, 2014

Enclosed is a Notice of the Annual Meeting of limited partners (the "Limited Partners") holding common units representing limited partnership units in Dynagas LNG Partners LP (the "Partnership") which will be held at the Partnership's executive offices at 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674, Greece on October 23, 2014 at 4:00 p.m., local time.

At this Annual Meeting (the "Meeting"), the Limited Partners will consider and vote upon the following proposals:
1.	To elect Evangelos Vlahoulis as a Class I Director to serve for a one-year term until the 2015 Annual Meeting of Limited Partners ("Proposal One");
2.	To elect Alexios Rodopoulos as a Class II Director to serve for a two-year term until the 2016 Annual Meeting of Limited Partners ("Proposal Two");
3.	To elect Levon Dedegian as a Class III Director to serve for a three-year term until the 2017 Annual Meeting of Limited Partners ("Proposal Three");
4.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership's independent auditors for the fiscal year ending December 31, 2014 ("Proposal Four");
5.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposals One, Two and Three requires the affirmative vote of the plurality of the votes of the outstanding common units of the Partnership present in person or represented by proxy at the Meeting.  Adoption of Proposal Four requires the vote of a majority of the outstanding common units of the Partnership entitled to vote in person or by proxy at the Meeting.
You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your common units in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR COMMON UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT SEPTEMBER 12, 2014, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  THE VOTE OF EVERY UNITHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

George Prokopiou
Chairman

97 Poseidonos Avenue & 2 Foivis Street Glyfada, 16674, Greece
Tel: +011 30 210 8917 260 Email: Management@dynagaspartners.com Website: dynagaspartners.com

DYNAGAS LNG PARTNERS LP
NOTICE OF ANNUAL GENERAL MEETING OF LIMITED PARTNERS

NOTICE IS HEREBY given that the Annual Meeting of Limited Partners (the "Limited Partners") holding common units representing limited partnership interests in Dynagas LNG Partners LP (the "Partnership") will be held at the Partnership's executive offices at 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674, Greece on October 23, 2014 at 4:00 p.m., local time (the "Meeting") for the following purposes, of which items 1 through 4 are more completely set forth in the accompanying Proxy Statement:
1.	To elect Evangelos Vlahoulis as a Class I Director to serve for a one-year term until the 2015 Annual Meeting of Limited Partners ("Proposal One");
2.	To elect Alexios Rodopoulos as a Class II Director to serve for a two-year term until the 2016 Annual Meeting of Limited Partners ("Proposal Two");
3.	To elect Levon Dedegian as a Class III Director to serve for a three-year term until the 2017 Annual Meeting of Limited Partners ("Proposal Three");
4.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership's independent auditors for the fiscal year ending December 31, 2014 ("Proposal Four");
5.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on September 2, 2014 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the Meeting or any adjournment thereof.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR UNITS BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT SEPTEMBER 12, 2014, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  THE VOTE OF EVERY UNITHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

If you attend the Meeting, you may revoke your proxy and vote in person.

By Order of the Board of Directors

George Prokopiou
Chairman
September 12, 2014
 Glyfada, Greece

DYNAGAS LNG PARTNERS INC.
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON OCTOBER 23, 2014
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Dynagas LNG Partners LP, a Marshall Islands limited partnership (the "Partnership"), for use at the Annual Meeting of its Limited Partners (the "Limited Partners") to be held at the Partnership's executive offices at 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674, Greece on October 23, 2014 at 4:00 p.m., local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Limited Partners entitled to vote at the Meeting on or about September 12, 2014.
VOTING RIGHTS AND OUTSTANDING UNITS
On September 2, 2014 (the "Record Date"), the Partnership had outstanding 20,505,000 common units representing limited partnership interests (the "Common Units").  Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Common Unit then held. The holders of a majority of all of the Partnership's outstanding Common Units present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Partnership prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.
The Common Units are listed on the NASDAQ Global Select Market under the symbol "DLNG."
REVOCABILITY OF PROXIES
A Limited Partner giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Partnership at the Partnership's executive offices, 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSALS ONE, TWO AND THREE
ELECTION OF DIRECTORS
The Partnership currently has five directors appointed by our General Partner, Dynagas GP LLC (the "General Partner"), whose terms will expire upon the date of the Meeting.  As provided in Section 7.2 of the Partnership's Second Amended and Restated Agreement of the Partnership, following the Meeting, the Partnership's Board will consist of five directors, two of whom are appointed by our General Partner in its sole discretion on the date of the Meeting (the "Appointed Directors") and three of whom will be elected by the Limited Partners at the Meeting (the "Elected Directors").
The Appointed Directors will be George Prokopiou and Tony Lauritzen and will hold office until his successor is duly appointed by the General Partner and qualified or until his earlier death, resignation or removal. The Elected Directors will be divided into three classes serving staggered terms:  Evangelos Vlahoulis, for election as a Class I Director whose term would expire at the 2015 Annual General Meeting of Limited Partners; Alexios Rodopoulos, for election as a Class II Director whose term would expire at the 2016 Annual General Meeting of Limited Partners; and Levon A. Dedegian, for election as a Class III Director whose term would expire at the 2017 Annual General Meeting of Limited Partners.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the units authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Partnership's Board
Information concerning the nominees for directors of the Partnership is set forth below:
Name	Age	Position
Evangelos Vlahoulis Alexios Rodopoulos Levon A. Dedegian	68 65 62	Class I Director Class II Director Class III Director
Certain biographical information about the Elected Director nominees is set forth below.

Levon A. Dedegian, Director

 Mr. Levon A. Dedegian has served as one of our directors since the closing of our Initial Public Offering in November 2013 and also serves as Chairman of our conflicts committee. Mr. Dedegian has been involved in shipping since 1975 with various companies and positions. From 1978 to 1984, he served as general manager of Sea Traders. In 1985, he joined S.S.R.S. Ltd., a member of the Manley Hopkins Group of Companies. In 1987 he was transferred to Hong Kong, where he stayed until 1988 as a Managing Director of each of Gapco Trading and Agencies Limited, Bridge Gas and Petroleum Ltd. and Elf Gas and Petroleum Ltd. He was relocated to Greece at the end of 1988 as Managing Director of the Greek office of P. Wigham Richardson Shipbrokers and in 1989 he rejoined Sea Traders and Dynacom Tankers Management as general manager where he remained until December 31, 2009. Mr. Dedegian is a graduate of Pierce College (the American College of Greece) and holds a Bsc in Business Administration and Economics.

Alexios Rodopoulos, Director

Mr. Alexios Rodopoulos has served as one of our directors since the closing of our Initial Public Offering in November 2013 and also serves as Chairman of our audit committee. Mr. Rodopoulos is an independent shipping business consultant, operating through his family-owned company, Rodofin Business Consultants Ltd. From 1999 until 2011 Mr. Rodopoulos served as the Head of Shipping (Piraeus) of Royal Bank of Scotland (RBS). Mr. Rodopoulos is a graduate of the Economic University of Athens, Greece.

Evangelos Vlahoulis, Director

Mr. Evangelos Vlahoulis has served as one of our directors since the closing of our Initial Public Offering in November 2013 and also serves as Chairman of the Compensation Committee. Since 2005, Mr. Vlahoulis has served as Chief Executive Officer of Finship S.A. which provides maritime financing services including to Deutsche Bank in connection with their shipping activities in Greece. From 1984 until 2005 Mr. Vlahoulis served as the representative for Greek shipping of Deutsche Schiffsbank (the predecessor to Commercebank AB). Mr. Vlahoulis is a graduate of London University and holds a BA in Economics.

Required Vote.  Adoption of Proposals One, Two and Three requires the affirmative vote of the plurality of the votes of the outstanding Common Units of the Partnership present in person or represented by proxy at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A ("Ernst & Young (Hellas)") as the Partnership's independent auditors for the fiscal year ending December 31, 2014.

Ernst & Young (Hellas) has advised the Partnership that the firm does not have any direct or indirect financial interest in the Partnership, nor has such firm had any such interest in connection with the Partnership during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Four requires the vote of a majority of the outstanding Common Units of the Partnership entitled to vote in person or by proxy at the Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Four.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) AS INDEPENDENT AUDITORS OF THE PARTNERSHIP FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Partnership.  Solicitation will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, or personal contact.

ELECTRONIC DELIVERY

Limited Partners can access documents related to the Meeting, including the Partnership's latest annual report, at: www.dynagaspartners.com.

For Limited Partners who hold their units through a bank or brokerage account, instead of receiving future copies of these documents by mail, Limited Partners can elect to receive an e-mail that will provide electronic links to the proxy materials. Opting to receive your proxy materials online will save the Partnership the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

George Prokopiou
Chairman

September 12, 2014
Glyfada, Greece

DYNAGAS LNG PARTNERS LP
97 POSEIDONOS AVENUE & 2 FOIVIS ST
16674 GLYFADA
GREECE

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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1
1

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

PAGE 1 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

02 0000000000

The Board of Directors recommends you vote FOR proposals 1, 2, 3 and 4.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000218882_1 R1.0.0.51160

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com .

DYNAGAS LNG PARTNERS LP
Annual Meeting of Limited Partners
October 23, 2014 4:00 PM local time
This proxy is solicited by the Board of Directors

The limited partners hereby appoint Michael Gregos and Tony Lauritzen, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the common units of DYNAGAS LNG PARTNERS LP that the limited partners are entitled to vote at the Annual Meeting of Limited Partners to be held at 4:00 PM, local time on 10/23/2014, at the Partnership's executive offices at 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674, Greece, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

0000218882_2 R1.0.0.51160